Mail Stop 4561

February 10, 2009

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

> **Re:** **Borland Software Corporation**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-10824**

Dear Mr. Prusch:

We have reviewed your response letter dated December 22, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Goodwill and Intangible Assets, page 18

1.   We have read your response to our comment and the referenced disclosures including your assertion that management did not view the stock price decline as a known trend or uncertainty that was reasonably expected to have a material impact on continuing operations. While we recognize that this is a judgment made by management in consideration of multiple factors both positive and negative, it is not fully clear that additional disclosure was not required under Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-

8350. Further, the risk factor disclosures addressing Nasdaq listing requirements, investor policies regarding low-priced stocks, and using your stock as acquisition currency do not appear to be relevant. Please confirm to us, in writing, that you will provide robust disclosures within your annual report that explain the facts and judgments made by management throughout the year regarding these matters. Consider including some of the information provided to us during this comment process.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief